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CUSIP No.  90328P100                  13D             Page 9 of 8 Pages
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                              U.S. ELECTRICAR, INC.

                           Common Stock, no par value

                              CUSIP No.:  90328P100

                                    D.H. Kim
                                    --------
                              Hyundai Motor Company
                           140-2 Kye-Dong, Chongro-Ku
                               Seoul 110-173 Korea
                                011 822 746 1114

                                    J.T. Choo
                                    ---------
                    Hyundai Electronics Industries Co., Ltd.
                           San 136-1, AMI-R1 Rubal-EUB
                       Ichon-S1, KYOUNGKI-DO 467-860 Korea
                               011-82-336-30-2611

                                February 27, 1997



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




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CUSIP No.  90328P100                   13D             Page 1 of 8 Pages

------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
      Hyundai Motor Company
------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a) /X/
    of a Group (See Instructions)             (b) /  /
------------------------------------------------------------------------------
(3) SEC Use Only

------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)
    WC
------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    Republic of Korea
------------------------------------------------------------------------------
Number of Shares            (7) Sole Voting Power
Beneficially Owned            8,400,000
by Each Reporting           --------------------------------------------------
Person With                 (8) Shared Voting Power
                              None
                            --------------------------------------------------
                            (9) Sole Dispositive Power
                              8,400,000
                            --------------------------------------------------
                            (10) Shared Dispositive Power
                              None
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     8,400,000
------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.9%
------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
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

CUSIP No.  90328P100                   13D             Page 2 of 8 Pages

------------------------------------------------------------------------------
(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
      Hyundai Electronics Industries Co., Ltd.
------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member     (a) /X/
    of a Group (See Instructions)             (b) /  /
------------------------------------------------------------------------------
(3) SEC Use Only

------------------------------------------------------------------------------
(4) Source of Funds (See Instructions)
    WC
------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)
------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    Republic of Korea
------------------------------------------------------------------------------
Number of Shares            (7) Sole Voting Power
Beneficially Owned            3,600,000
by Each Reporting           --------------------------------------------------
Person With                 (8) Shared Voting Power
                              None
                            --------------------------------------------------
                            (9) Sole Dispositive Power
                              3,600,000
                            --------------------------------------------------
                            (10) Shared Dispositive Power
                              None
------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     3,600,000
------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     2.5%
------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO
------------------------------------------------------------------------------



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CUSIP No.  90328P100                    13D                   Page 3 of 8 Pages
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ITEM 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock no par value per share (the "Common Stock") of U.S. Electricar, Inc., a California corporation (the "Company") which has its principal executive offices at 5 Thomas Mellon Circle, Suite 254, San Francisco, CA 94134.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The names of the persons filing this statement are Hyundai Motor Company, a Korean corporation ("HMC") and Hyundai Electronics Industries Co., Ltd., a Korean corporation ("HEI"). Each of HEI and HMC is herein called a "Purchaser".

     (b)  The address of the principal business and principal office of HMC is:

                              Hyundai Motor Company
                           140-2 Kye-Dong, Chongro-Ku
                               Seoul 110-173 Korea

     The address of the principal business and principal office of HEI is:

                    Hyundai Electronics Industries Co., Ltd.
                           San 136-1, AMI-R1 Rubal-EUB
                       Ichon-S1, KYOUNGKI-DO 467-860 Korea

     (c)  HMC is in the business of manufacture and sale of vehicles.      HEI
          is in the business of manufacture and sale of semiconductors.

     (a)-(c), (f)      The name, business address, present principal occupation
or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and each person carrying out a function similar to that of a director in a United States corporation of each of the Purchasers are set forth in Schedule I hereto.

     (d)-(e) During the last five years, neither of the Purchasers nor, to the best of their knowledge, any of their respective executive officers, persons carrying out a function similar to that of a director in a United States corporation or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION



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CUSIP No.  90328P100                    13D                   Page 4 of 8 Pages
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     The sources and amounts of funds used to pay for the Purchased Shares (as defined below) were as follows:

     HMC:  working capital $2,520,000; and
     HEI:  working capital $1,080,000.

ITEM 4.  PURPOSE OF TRANSACTION

     (a)-(j) HMC agreed to purchase an aggregate of 12,000,000 shares (the "Purchased Shares") of the Company's Common Stock from the Company pursuant to a Common Stock Purchase Agreement dated February 27, 1997 (the "Stock Purchase Agreement"), which is attached as Exhibit 1 hereto. On February 27, 1997, an Addendum to the Stock Purchase Agreement was executed which provided that HEI be a party to the Stock Purchase Agreement (the "Addendum"). The Addendum is attached as Exhibit 2. The closing of the transaction is anticipated to be held in March 1997.
     The purpose of the acquisition of the Purchased Shares by each of the Purchasers is for investment. However, the Company has agreed to assist the Purchasers at Purchasers' election in seeking representation on the Board of Directors of the Company. The Purchasers can elect to request such assistance at any time during the term of the License Agreement dated as of February 27, 1997 (the "License Agreement") which is attached as Exhibit 3 hereto. As of the date hereof, the Purchasers have not exercised such right.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Purchasers may be deemed to beneficially own (as that term is defined in Rule 13d-3) an aggregate of 12,000,000 shares of Common Stock, representing 8.4% of the total number of shares of Common Stock outstanding consisting of:

               (i) 8,400,000 shares of Common Stock which HMC has the right to acquire pursuant to the Stock Purchase Agreement; and

               (ii) 3,600,000 shares of Common Stock which HEI has the right to acquire pursuant to the Stock Purchase Agreement.

     (b) Each Purchaser has sole voting and dispositive power with respect to Common Stock beneficially owned by it, as stated in Item 5(a) hereof.

     (c) Except as described in Item 5(a) hereof with respect to the purchase right to acquire the Purchased Shares pursuant to the Stock Purchase Agreement, neither of the Purchasers nor, to the best of their knowledge, any of their respective executive officers, persons carrying out a function similar to that of a director in a United States corporation or controlling persons have effected any transactions in shares of Common Stock during the past sixty days.

     (d)  None.

     (e)  Not applicable.



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CUSIP No.  90328P100                    13D                   Page 5 of 8 Pages
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among each Purchaser and any other person with respect to any securities of the Company, finder's fees, joint ventures, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Form of Common Stock Purchase Agreement dated February 27, 1997 by and between the Company and HMC.

Exhibit 2: Form of Addendum to Stock Purchase Agreement dated February 27, 1997 by and between the Company and the Purchasers.

Exhibit 3: Form of License Agreement dated February 27, 1997 by and between the Company and the Purchasers.



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CUSIP No.  90328P100                    13D                   Page 6 of 8 Pages
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                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Hyundai Motor Company




Dated: March 19, 1997                   By: /s/ D.H. Kim
      ----------------------               ---------------------------------
                                        Its: Manager
                                            --------------------------------


                                        Hyundai Electronics Industries
                                           Co., Ltd.




Dated: March 19, 1997                   By: /s/ J.T. Choo
      ----------------------               ---------------------------------
                                        Its: Manager
                                            --------------------------------



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CUSIP No.  90328P100                    13D                   Page 7 of 8 Pages
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                                   SCHEDULE I

     1. HEI. The following table sets forth the name of each executive officer of HEI and each person carrying out a function in HEI similar to that of a director in a United States corporation. The positions(s) stated with HEI for each individual constitutes that individual's present principal occupation or employment. Each is a citizen of the Republic of Korea. The business address of each individual is San 136-1, Ami-ri, Bubal-eub, Ichon-Kun, Kyoungki-do, Korea.


     Name                Office Held
--------------------     ----------------

Joo Young Chung          Honoral Chairman, Member - Board of Directors

Mong Hun Chung           Chairman, Member - Board of Directors

Young Hwan Kim           President, Member - Board of Directors

Dong Sik Kim             Vice President, Member - Board of Directors

Gea Whan Oh              Vice President, Member - Board of Directors

Young Yul Na             Vice President, Member - Board of Directors

Jan Jin Yoon             Vice President, Member - Board of Directors

Jong Seob Park           Vice President, Member - Board of Directors

Tae Sung Byun            Vice President, Member - Board of Directors

Dong Guk Jang            Vice President, Member - Board of Directors

Byung Hoon Kim           Managing Director, Member - Board of Directors

Hea Chung Song           Director, Member - Board of Directors

Dong Woo Lee             Director, Member - Board of Directors


     2. HMC: The following table sets forth the name of each executive officer of HMC and each person carrying out a function in HMC similar to that of a director in a United States corporation. The position(s) stated with HC for each individual constitutes that individual's present principal occupation or employment. Each is a citizen of the Republic of Korea. The business address of each individual is 140-2, Kye-dong, Chongro-ku, Seoul, Korea.

CUSIP No.  90328P100                    13D                   Page 8 of 8 Pages


     Name              Office Held
----------------       --------------------

Se Yung Chung          Honorary Chairman, Member - Board of Directors

Mong Gyu Chung         Chairman, Member - Board of Directors

Sung Won Chun          Vice Chairman, Member - Board of Directors

Byung Jae Park         President, Member - Board of Directors

Soo Joong Kim          Vice President, Member - Board of Directors

Chung Goo Lee          Vice President, Member - Board of Directors

Yoo Il Lee             Vice President, Member - Board of Directors

Sang Joon Han          Vice President, Member - Board of Directors

Soo Il Lee             Executive Managing Director, Member - Board of Directors

Dal Ok Chung           Executive Managing Director, Member - Board of Directors

Yang Soo Kim           Executive Managing Director, Member - Board of Directors

Bang Joo Lee           Executive Managing Director, Member - Board of Directors

Jung Youn Choi         Executive Managing Director, Member - Board of Directors

Noi Myung Kim          Executive Managing Director, Member - Board of Directors

Kook Jin Yoon          Executive Managing Director, Member - Board of Directors

Pan Gon Kim            Executive Managing Director, Member - Board of Directors

Jong Il Kim            Executive Managing Director, Member - Board of Directors

Myung Goon Lee         Executive Managing Director, Member - Board of Directors

Chai Won Kim           Executive Managing Director, Member - Board of Directors